FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For January 24, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for January 24, 2008 and incorporated by reference herein is the Registrant’s immediate report dated January 24, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Varda Sagiv —————————————— Varda Sagiv CFO

Dated: January 24, 2008

BLUEPHOENIX SOLUTIONS ANNOUNCES DECISION TO SELL ITS
HOLDINGS IN MAINSOFT SUBSIDIARY

— BluePhoenix to record a one-time non-cash, charge of $7 million in Q4, 2007 as impairment of goodwill related to Mainsoft acquisition
— Mainsoft results will be reported as discontinued operations; As such, BluePhoenix will provide non-GAAP financial statements excluding Mainsoft results starting Q4, 2007
— BluePhoenix is raising projections for non-GAAP 2008 EPS by 1-2 cents as a result of excluding of Mainsoft, expects 2008 GAAP and non-GAAP revenues to decrease by $5 -$7 million, excluding Mainsoft

HERZLIYA, Israel – January 24, 2008 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced its decision to sell its holdings in its subsidiary Mainsoft Corporation, in which it holds 58%. This move follows a strategic shift in Mainsoft’s product development and marketing strategy outside of BluePhoenix’s core business focus.

Subsequent to an evaluation obtained by BluePhoenix from an external accounting firm, BluePhoenix will take one-time non-cash charge of $7M as a result of impairment of goodwill. Going forward, BluePhoenix will treat the results of Mainsoft as discontinued operations, and will provide financial results on a non-GAAP basis, excluding the impact of discontinued operations, beginning for Q4 2007. BluePhoenix might take additional non-cash charges upon the actual sale of its interest in Mainsoft.

BluePhoenix expects that, on a non-GAAP basis, the projections for 2008 will reflect increased operating margins, cash flow and year-over-year revenue growth. Guidance for 2008 non-GAAP EPS excluding Mainsoft results is raised by one to two cents higher compared to EPS guidance of $1.01 to $1.05 based on consolidation of Mainsoft results. 2008 revenues excluding Mainsoft results are expected to decrease by $5 million to $7 million.

The Company is unable to provide GAAP EPS projections for 2008 since it is unable to project the net income of Mainsoft for 2008. GAAP 2008 revenues excluding Mainsoft results are expected to decrease by $5 million to $7 million.

“It is time to sell our holdings in this subsidiary in order to focus on the opportunities we have created in our core market for legacy modernization,” said Arik Kilman CEO of BluePhoenix. “Mainsoft’s product development and marketing strategy have moved outside of our focus area and there is less synergy between the two companies.”

“Our legacy modernization business continues to grow and creates further opportunities for us,” continued Kilman. “Focusing on our core business will enable us to improve our revenues growth, cash flow and profit.”

As previously announced, BluePhoenix will report its fourth quarter and year-end results on January 31st, 2008 before the market opens. The Company will host a conference call at 10am EST on the same day.

For more information regarding the call please visit: http://www.bphx.com/?pageID=622.

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Citigroup, DaimlerChrysler, Danish Commerce and Companies Agency, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, and TEMENOS. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: the failure of BluePhoenix to sell its interest in Mainsoft for an attractive price or at all, market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
Varda Sagiv	Paul Holm
BluePhoenix Solutions	H.L. Lanzet
+9729 9526110	+1212-888-4570
vsagiv@bphx.com	paulmholm@gmail.com